

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re: Strategic Global Investments, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 10, 2012**
> **File No. 024-10338**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

We have only a small number of subscribers…, page 10

1.   We note your statement that you currently have two venue owners who have agreed to use your venue website. Please revise to clarify if those owners are currently live streaming over your website. We also note the statement on page 27 that the streaming site currently has "approximately five subscriber venues in one city." Please revise or clarify this apparent discrepancy.

2.   You state at the top of page 11 that "We estimate that we need some combination of 100 or more paying subscribers on our Streaming Site or a significant increase in the number of customers using our Media site" in order for the company to reach the break-even point. In contrast, you state on page 25 that for the streaming site to be successful, "it

needs to have at least 500 venues using our Site." Please revise these two passages to clarify the apparent inconsistency.

Business, page 21

3.   We note that you describe the land in Mexico as having "an appraised value of approximately $5,000,000." Please revise to provide a concrete basis for this valuation, such as an appraisal report, or delete this language throughout the filing.

Compensation of Officers and Directors, page 29

4.   Under the terms of the offering as currently proposed, it appears that Strategic Global Investments' sole officer would not begin receiving his salary unless he manages to sell at least $3,000,000 of Strategic Global Investments' stock. Because his receipt of a salary would be contingent on his success in selling the issuer's securities, it seems that, under paragraph (a)(2) of Rule 3a4-1, he could not rely on Rule 3a4-1's safe harbor from being considered a broker. If you claim that Mr. Fellner would not be acting as a broker under the proposed arrangement despite his apparent inability to rely on the Rule 3a4-1 safe harbor, please provide facts and legal analysis to support your claim.

Note 4 – Stockholder's Equity, page F-14

5.   We note your responses to comments 19 and 23 from our letter dated January 4, 2013 and the disclosure in footnotes 4 and 9. We also note that by issuing 55.1 million shares to Punta Perfecta S.A. de C.V. the owners of Punta Perfecta appear to have become the owners of the combined entity as they have received the largest portion of the voting rights in the combined entity. Since the transaction with Punta Perfecta S.A. de C.V. is a reverse acquisition, i.e. Punta Perfecta S.A. de C.V. is the acquirer, the financial statements for the two years and subsequent interim period should be the historic financial statements of Punta Perfecta S.A. de C.V. Please revise accordingly and note the following issues that should be addressed in your financial statements and in your response to this comment.

-   The reported value of the investment property should be Punta Perfecta S.A. de C.V.'s historic carrying value, and not a value derived from the value of the shares issued in the reverse acquisition.
-   If Punta Perfecta S.A. de C.V. changed its name to Strategic Global Investments, Inc. you should disclose this fact.
-   The common shares that were outstanding prior to the reverse merger should be treated as if they were issued by Punta Perfecta S.A. de C.V. on the date of the merger for the value of any net assets or liabilities of the company.

Note 10—Goodwill Impairment and Other Intangible Assets, page F-16

6.   We note your response to prior comment 21 from our letter dated January 4, 2013. In note 10, you disclose that you wrote off the purchase price of Wazzuu, Inc. resulting in an impairment charge of $50,000. However, in note 8 you disclose that the cost of acquisition of Wazzuu, Inc. "was $10,500 in cash" and stock "valued at $12,000." In regards to 3D Live, your acquisition valuation in note 10 equals $47,500 while in note 8 it appears to be $37,500. Please explain the difference in valuations or correct any misinformation regarding the acquisition valuations.

7.   As you have also disclosed in the note 10, goodwill "represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of a business acquired and accounted for under the purchase method…" Accordingly, please tell us and disclose what the impaired net tangible and identifiable intangible assets were and separate those values from the goodwill when reporting the recognition of the impairment losses. Furthermore please disclose and explain the remaining difference between the various costs of acquisition for Wazzuu and 3D Live described in the notes and the "goodwill" impairment charge of $124,901 shown in the statement of operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director